

January 29, 2021

Edward Smith
President, Chief Executive Officer and Director
SMTC CORP
7050 Woodbine Avenue
Markham, Ontario
Canada L3R 4G8

   Re: SMTC CORP
    Preliminary Proxy Statement on Schedule 14A
    Filed January 21, 2021
    File No. 000-31051

Dear Mr. Smith:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on January 21, 2021

General

1. Please provide us you analysis of the applicability of Exchange Act Rule 13e-3 to the transaction referenced in your disclosure. Please cite all authority on which you rely.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Chris Hall